U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

McManemin                              William               Casey
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   (Last)                            (First)              (Middle)

3738 Oak Lawn Avenue Suite 300
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                                    (Street)

Dallas                                  Texas                   75219
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

01/31/03
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Dorchester Minerals, L.P. (DMLP)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chief Executive Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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        Common Units                            3,781,933               I                    (1)
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        Common Units                               15,250               I                    (2)
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        Common Units                              118,180               I                    (3)
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        Common Units                               53,224               I                    (4)
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        Common Units                              552,788               I                    (5)
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        Common Units                               92,417               I                    (6)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

        No securities owned.
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
Explanation of Responses:

(1)Mr. McManemin disclaims beneficial ownership of those common units owned by Red Wolf Partners in which he does not have a pecuniary interest. Mr.
McManemin is the managing general partner of Red Wolf Partners.
(2) Mr. McManemin disclaims beneficial ownership of those common units owned by 1307, Ltd. in which he does not have a pecuniary interest. Mr. McManemin is a general partner of 1307, Ltd.
(3) Mr. McManemin disclaims beneficial ownership of those common units owned by GARG Oil in which he does not have a pecuniary interest. Mr. McManemin is a general partner of GARG Oil Partnership.
(4) Mr. McManemin disclaims beneficial ownership of those common units owned by Smith Allen Oil & Gas, Inc. in which he does not have a pecuniary interest. Mr. McManemin is the Vice President and a shareholder of Smith Allen Oil & Gas, Inc.
(5) Mr. McManemin disclaims beneficial ownership of those common units owned by SAM Partners Ltd. in which he does not have a pecuniary intrest. Mr. McManemin is the Vice President and a shareholder of SAM Partners Management, Inc., the general partner of SAM Partners, Ltd.
(6) Mr. McManemin disclaims beneficial ownership of those common units owned by RRC NPI Holdings, LP in which he does not have a pecuniary interest. Mr. McManemin is the Vice President and a shareholder of SAM Partners Management, Inc., the general partner of SAM Partners Ltd., one of the general partners of RRC NPI Holdings, LP.

        /s/William Casey McManemin                              01/31/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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